Aurora Cannabis and CannaRoyalty Sign Letter of Intent for International Drug Delivery Technology Agreement

Agreement Covers Award-Winning MüV Specialty Medical Products Line

TSX: ACB CSE: CRZ

VANCOUVER and OTTAWA, Dec. 13, 2017 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and CannaRoyalty Corp. (CSE: CRZ) (OTCQX: CNNRF) ("CannaRoyalty") today announced that the companies have signed a binding Letter of Intent, giving Aurora the exclusive right for 90 days to negotiate a final licensing agreement (the "Final Agreement").

The Final Agreement concerns the acquisition by Aurora of the exclusive rights for Canada, Europe and Australia to the intellectual property, manufacturing procedures, and the sales and marketing rights related to a portfolio of specialty branded cannabis drug delivery technologies from the award-winning MüV brand, to which CannaRoyalty holds the licensing rights.

MüV is a line of cannabis-infused products, developed by CannaRoyalty investee AltMed Enterprises, focused on advanced alternative cannabinoid delivery mechanisms for the medical and the LOHAS (Lifestyles of Health and Sustainability) segments of the market. The line was successfully launched in the U.S. in 2016.

The MüV products to be covered by the license agreement include the following:

•	MüV Metered Dose Inhaler
•	MüV Transdermal Patch
•	CBD Sports Gel
•	CBD Hydrating Lotion
•	THC Sports Gel
•	THC Hydrating Lotion
•	THC Pain Relief Cream

Characterization tests, meeting FDA standards, were conducted, and the data were subsequently reviewed by Aurora on the MüV Metered Dose Inhaler, which was found to achieve the required criteria, validating that the product meets the Aurora Standard of quality and user experience.

"This agreement shows Aurora's strategic commitment to the development of advanced alternative delivery mechanisms to broaden the Company's product offering," said Terry Booth, CEO. "It also shows how a growing constellation of trusted innovation partners sees Aurora as the winning brand to help commercialize their products and technologies, and we look forward to finalizing our agreement with CannaRoyalty and bringing these exciting new offerings to our growing international customer base."

Marc Lustig, CEO of CannaRoyalty, added, "This agreement with Aurora represents a significant opportunity to accelerate the growth of AltMed's award-winning MüV product line on an international scale, leveraging our relationship with one of the world's most dynamic cannabis companies. The MüV line meets the growing need for specialized products with alternative delivery mechanisms, especially in critical jurisdictions, such as Canada and Germany, where consumers to date have been limited in terms of product choice. Aurora is a great partner to help us penetrate these new markets, and we look forward to completing our final agreement."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

About CannaRoyalty

CannaRoyalty is an active investor and operator in the legal cannabis sector. Our focus is building and supporting a diversified portfolio of growth-ready assets in high-value segments of the cannabis sector, including research, consumer brands, devices and intellectual property. Our management team combines a hands-on understanding of the cannabis industry with seasoned financial know-how, assembling a platform of holdings via royalty agreements, equity interests, secured convertible debt, licensing agreements and its own branded portfolio.

About MüV

The MüV brand is owned by Alternative Medical Enterprises, LLC ("AltMed"). CannaRoyalty owns a 8.3% equity ownership position in AltMed, with licensing right for MüV products in various jurisdictions. MüV is an award-winning science focused cannabis consumer brand that is focused on developing outstanding, consistent, and pure cannabis-based branded products. MüV has medical, scientific, and development teams that conduct ongoing innovative research and development aimed at producing the finest and most consistent cannabis-based products on the market. MüV believes in purity, testing ingredients and product components to assure 100% compliance with its benchmark quality standards. This approach has allowed MüV to become one of the most recognized cannabis brands in North America, as it continues to expand and improve its leading product portfolio.

About AltMed

Alternative Medical Enterprises, LLC, headquartered in Sarasota, FL and doing business as AltMed Enterprises, is a fully integrated company that brings pharmaceutical industry precision to the development, production and dispensing of medical cannabinoids.

On behalf of the Boards of Directors,	On behalf of the Boards of Directors,

AURORA CANNABIS INC.	CannaRoyalty Corp.
Terry Booth	Marc Lustig
CEO	CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the completion of a final agreement between Aurora and CannaRoyalty. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX or CSE, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange and the Canadian Securities Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/13/c4892.html

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For further information: For Aurora: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com; For CannaRoyalty: Marc Lustig, CEO, info@cannaroyalty.com, 1-844-556-5070, www.cannaroyalty.com; Jonathan Ross, CFA, LodeRock Advisors Inc, jon.ross@loderockadvisors.com, 416-283-0178

CO: Aurora Cannabis Inc.

CNW 07:00e 13-DEC-17